ELECTRONIC DATA SYSTEMS CORPORATION

                                 EDS 401(k) PLAN
                 (formerly the EDS DEFERRED COMPENSATION PLAN)


                                    FORM 11-K

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                         FILED PURSUANT TO SECTION 15(d)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K


X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934
     For the fiscal year ended December 31, 1998


                                       OR

     TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
---
     For the transition period from ________ to ________


                         Commission file number 1-11779


                                 EDS 401(k) PLAN
                 ---------------------------------------------
                 (formerly the EDS DEFERRED COMPENSATION PLAN)
                            (Full title of the plan)

                       Electronic Data Systems Corporation
                                5400 Legacy Drive
                             Plano, Texas 75024-3105
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)

       Registrant's telephone number, including area code: (972) 604-6000


     Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                             H. Paulett Eberhart, Senior
                                               Vice President
                                             Electronic Data Systems Corporation
                                             5400 Legacy Drive
                                             Plano, Texas  75024-3105

FINANCIAL STATEMENTS AND EXHIBIT

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                    Page No.

     EDS 401(k) Plan:
          Independent Auditors' Report...................................   4
          Basic Financial Statements:
               Statements of Net Assets Available for Benefits -
                 December 31, 1998 and 1997..............................   5
               Statements of Changes in Net Assets Available for
                 Benefits - Years Ended December 31, 1998 and 1997.......   6
               Notes to Financial Statements - December 31,
                 1998 and 1997...........................................   7
               Supplemental schedules:
                 Line 27(a)-Schedule of Assets Held for
                   Investment Purposes - December 31, 1998...............  18
                 Line 27(d)-Schedule of Reportable Transactions -
                   Year Ended December 31, 1998..........................  20

     Supplemental schedules not listed above are omitted as the required infor-mation is not applicable or the information is presented in the financial statements or related notes.

(b)  EXHIBIT

     Exhibit 23  Consent of Independent Auditors.........................  22

                                  SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Deferred Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           EDS 401(k) PLAN
                                           ------------------------------
                                                    (Name of plan)

                                           Electronic Data Systems Corporation
                                           Plan Administrator

Date:  June 29, 1999                       By:  /s/  John Adams
                                               ---------------------------------
                                               John Adams, Vice President and
                                               Controller

                          INDEPENDENT AUDITORS' REPORT


The Trustee
EDS 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS 401(k) Plan (formerly EDS Deferred Compensation Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS 401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ KPMG LLP


Dallas, Texas
June 4, 1999

                                 EDS 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997


                                                                 1998                     1997
                                                         ---------------------    ----------------------
Assets:
Investments (note 4):
     Income Fund, primarily at contract value               $  217,053,149            $  203,595,182
     Investments in stocks, bonds and mutual
        funds, at quoted market prices                       1,799,551,407             1,339,960,804
     Loan Fund, at unpaid principal balance, which
         approximates fair value
                                                                55,993,657                54,628,090
                                                             -------------             -------------
             Total assets                                    2,072,598,213             1,598,184,076

Contribution receivable                                                 --                2,132,002
                                                             -------------             -------------
             Net assets available for benefits              $2,072,598,213            $1,600,316,078
                                                             =============             =============

See accompanying notes to financial statements.


                                 EDS 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 1998 and 1997


                                                                 1998                     1997
                                                         ---------------------    ----------------------

Additions to net assets attributed to:
     Investment income:
         Net appreciation in fair value of investments
           (note 4)                                         $  180,354,993            $   97,554,925
         Interest                                               22,039,112                19,941,958
         Dividends                                              94,928,371                75,205,660
                                                             -------------             -------------
               Total investment income                         297,322,476               192,702,543

     Contributions                                             218,531,043               164,546,512
     Net assets transferred from other plans (note 1)           68,334,657                17,778,773
                                                             -------------             -------------
               Total additions                                 584,188,176               375,027,828

Deductions from net assets attributed to benefits paid and
     withdrawals                                              (111,906,041)              (95,924,703)
                                                             -------------             -------------

               Net increase                                    472,282,135               279,103,125

Net assets available for benefits at:
     Beginning of year                                       1,600,316,078             1,321,212,953
                                                             -------------             -------------
     End of year                                            $2,072,598,213            $1,600,316,078
                                                             =============             =============


See accompanying notes to financial statements.

                                 EDS 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


1.   Description of Plan

     The EDS 401(k) Plan (the Plan) (formerly EDS Deferred Compensation Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS", "the Company", and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries which participate in the Plan. The following description of the Plan reflects all Plan amendments as of December 31, 1998 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

(a)  General

     The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

     During 1998, net assets totaling $68,334,657 were transferred into the Plan. Significant transfers related to the transition of employees during 1998 were BellSouth, Chevron, Intergraph, Digital, Bethlehem Steel and Motorola with $24,187,909, $18,783,061, $5,623,584, $4,305,514, $2,635,782 and $2,221,033 of
net assets transferred, respectively. For financial statement purposes, the fair values of the assets transferred from or to the plans are reflected as of the dates of transfer.

     The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian, record-keeper and trustee for the Plan. The Vanguard Group of Investment Companies manages 13 of the 15 investment funds of the Plan. The Plan's Investment Committee has responsibility for managing the Income Fund and EDS Stock Fund and for selecting the investment funds available for employee directed investments.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code (IRC), as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan allows for fifteen active investment funds (ten in 1997), fourteen of which are available for participant investment (nine in 1997):

         Income  Fund,  which is a fixed  income  fund;
         EDS Stock  Fund,  which consists of EDS common stock;
         Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market),
           a short-term investment fixed income fund;
         Vanguard  Federal  Money  Market  Fund  (new  in  1998),  a  short-term investment  fixed  income  fund;
         Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund;
         Vanguard Growth and Income Portfolio (Vanguard Growth and Income), for-merly the Vanguard Quantitative Portfolios, a growth and income stock mutual fund;
         Vanguard U.S. Growth  Portfolio  (Vanguard U.S.), a growth stock mutual fund;
         Vanguard International Growth Portfolio (Vanguard International), a
           growth stock mutual fund investing in foreign companies;
         Vanguard Explorer Fund, an aggressive growth stock fund;
         Vanguard Bond Index Fund, which is an intermediate-term bond fund;

                                 EDS 401(k) PLAN

                          Notes to Financial Statements



         Vanguard 500  Index  Fund  (new in 1998),  an index  fund  based on the
             Standard & Poor's 500 Composite Stock Price Index;
         Vanguard  LifeStrategy  Conservative  Growth  Fund  (new  in  1998),  a
           conservative mix of stocks, bonds and cash reserves;
         Vanguard  LifeStrategy  Moderate  Growth Fund (new in 1998), a moderate mix of stocks, bonds and cash reserves; and Vanguard LifeStrategy Growth Fund (new in 1998), a more aggressive mix of stocks, bonds and cash reserves.

     All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

     In order to preserve any protected benefits, rights or features under any plans which are merged into the EDS 401(k) Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit, right or feature protected under IRC Section 411 (d) (6).

(b)  Contributions

     Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and twenty percent of their total compensation subject to: (1) a maximum annual contribution of $10,000 in 1998 and 1997, (2) a maximum annual eligible compensation of $160,000 per participant beginning January 1, 1994, and (3) EDS limitations imposed to ensure a fair mix of participation among employees. The total annual additions to a participant's individual account may not exceed the lesser of $30,000 or 25 percent of the participant's total compensation as defined in the Plan. Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. If the participant is enrolled in other Company employee benefit plans sponsored by the Company, the annual additions are subject to other limitation tests.

     Effective January 1, 1991, a participant may elect, up to four times annually, to change his/her designated percentage of compensation deferred.

     Effective July 1, 1998, the Company matches 25% of employee contributions up to 6% of an employee's salary. The matching contributions will be made in EDS stock which is restricted from trade for two-years, based on the trade date.

(c)  Withdrawals

     Withdrawals may be made from the Plan in certain circumstances. Hardship withdrawals may be made once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator. A participant may then withdraw an amount equal to but not in excess of the expense of the hardship in accordance with requirements of the IRC. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59 1/2 or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

                                 EDS 401(k) PLAN

                          Notes to Financial Statements



(d)  Participant's Individual Account

     The Participant's Individual Account is credited with the salary deferral, rollover, and matching contributions and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

     The participant determines the percentage of the investment contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

(e)  Vesting

     Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service and in 20% increments each year of service thereafter.

(f)  Payments of Benefits

     On termination of service, age 59 1/2, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or in the form of a joint and survivor 50% non-transferable annuity contract purchased on his/her behalf from an insurance company. With spousal consent, a participant may elect a lump sum distribution or periodic payments in monthly, quarterly, or semi-annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

(g)  Loans

     Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon termination of employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. Effective July 1, 1991, the Plan was amended to allow no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. At December 31, 1998 and 1997, the interest rate on new loans was seven and three-fourths percent (7.75%) and eight and one-half percent (8.5%), respectively.


2.   Summary of Significant Accounting Policies

     The Plan is accounted for under the accrual method of accounting.

                                 EDS 401(k) PLAN

                          Notes to Financial Statements





(a)  Investments

     The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value, which approximates fair value. The average cost method is used to calculate gains and losses on the sale of investments. Purchases and sales of investments are recorded on a trade date basis. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

(b)  Investment Income

     Income from investments is recorded as it is earned. Dividends are recorded on the ex-dividend date.


(c)  Benefits

     Benefits are recorded when paid.

(d)  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(e)  Contributions Receivable

     At December 31, 1997,  contributions  receivable were allocated as follows:
$275,120 - Income Fund; $266,131 - EDS Stock Fund; $426,710 - Vanguard Wellington Fund; $322,883 - Vanguard U.S. Growth Portfolio Fund; $185,030 Vanguard International Growth Portfolio Fund; $405,931 - Vanguard Growth and Income Portfolio; $119,322 - Vanguard Explorer; $92,448 - Vanguard Money Market Reserves-Prime Portfolio Fund; and $37,427 - Vanguard Total Bond Market Portfolio Fund.


3.   Plan Termination

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of the Company's Board of Directors subject to the provisions of ERISA.


4.   Investments

     The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

                                 EDS 401(k) PLAN

                          Notes to Financial Statements




     The Income fund also invests in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

     The following table presents the fair value/contract value of the Plan's investments at December 31, 1998 and 1997. Investments that represent five percent (5.00%) or more of the Plan's net assets are separately identified.


                                                            1998                                     1997
                                              -------------------------------------     -----------------------------------
                                                 Number of           Fair value/          Number of          Fair value/
                                                 shares or            contract            shares or           contract
                                                  units                 value               units               value
                                              ---------------     -----------------     ------------     ------------------
Income Fund*                                             --       $   217,053,149                --       $   203,595,182
EDS Stock Fund (cost of
    $269,432,690 in 1998 and
    $266,859,817 in 1997)*                        7,694,499           386,648,554         7,761,537           341,022,519
Vanguard/Wellington (cost of
    $383,681,277 in 1998 and
    $310,817,582 in 1997)*                       15,537,181           456,016,252        13,540,616           398,771,147
Vanguard U.S. Growth (cost of
    $261,974,804 in 1998 and
    $159,377,566 in 1997)*                        9,853,601           369,411,518         7,190,690           206,372,797
Vanguard International Growth (cost of
    $103,976,006 in 1998 and
    $94,026,517 in 1997)*                         6,601,223           123,904,947         6,241,600           102,299,832
Vanguard Growth and Income (cost of
    $229,820,448 in 1998 and
    $149,718,682 in 1997)*                        9,407,416           289,372,117         6,827,365           178,808,681
Vanguard Explorer Fund (cost of
    $44,803,868 in 1998 and
    $35,338,693 in 1997)                            824,629            46,764,728           638,580            35,313,463
Vanguard Bond Index Fund (cost of
    $24,237,246 in 1998 and
    $9,238,431 in 1997)                           2,391,965            24,565,476           932,322             9,407,134
Vanguard Money Market Reserves                  102,468,700           102,468,700        67,965,231            67,965,231
Vanguard 500 Index Fund, at fair value
   (cost of  $191,301 in 1998)                        1,680               191,467                --                    --
Vanguard Federal Money Market Fund
   (cost of $14,087 in 1998)                         14,087                14,087                --                    --
Vanguard LifeStrategy Conservative
   Growth Fund (cost of $43 in 1998)                      3                    43                --                    --
Vanguard LifeStrategy Growth Fund
   (cost of $78,649 in 1998)                          4,188                78,684                --                    --
Vanguard LifeStrategy Moderate Growth
   Fund (cost of $114,824 in 1998)                    6,811               114,834                --                    --

Loan Fund (15,848 and 12,225 loans in
   1998 and 1997, respectively, loans
   outstanding from $4 to $49,324 and
   $29 to $47,439 in 1998 and 1997,
   respectively, with interest rates
   from 7.75% to 8.5% and 6.0% to 11.75%
   in 1998 and 1997, respectively)                       --            55,993,657                --            54,628,090
                                                                    -------------                           -------------

                                                                   $2,072,598,213                          $1,598,184,076
                                                                    =============                           =============

*  Represents 5% or more of Plan assets.

                                 EDS 401(k) PLAN

                          Notes to Financial Statements


     To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes at fair value and as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest or security prices, the Vanguard Growth and Income Portfolio may utilize futures contracts to a limited extent. The Fund receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.


5.  Related Party Transactions

     As stated previously in note 1, the EDS Stock Fund consists of EDS common stock.


6.  Income Tax Status

     The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter to allow for investments in the EDS Stock Fund, the employer match, changes to comply with legislative requirements and other amendments. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

                                 EDS 401(k) PLAN

                          Notes to Financial Statements


7.  Allocation of Changes in Plan Assets and Liabilities to Investment Programs

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1998:



                                                                                                                        Vanguard
                                                                                                  Vanguard U.S.      International
                                                                             Vanguard           Growth Portfolio         Growth
                                   Income Fund        EDS Stock Fund      Wellington Fund             Fund           Portfolio Fund
                                   -----------        --------------      ---------------       ----------------     --------------
Additions to net assets
  attributed to
  investment income:
       Net appreciation
         (depreciation) in fair
         value of investments     $         --         $ 57,654,544        $ (1,478,076)         $ 71,468,102          $ 14,991,363
     Interest                       12,571,839                   --                  --                    --                    --
     Dividends                              --            4,463,150          50,090,062            22,724,820             2,445,180
                                   -----------          -----------         -----------           -----------           -----------
     Total                          12,571,839           62,117,694          48,611,986            94,192,922            17,436,543

Contributions                       21,593,929           44,660,320          47,492,331            49,002,221            20,175,676
Net assets transferred
     from other plans                      435               34,651             112,071               131,508                22,409
                                   -----------          -----------         -----------           -----------           -----------
     Total additions                34,166,203          106,812,665          96,216,388           143,326,651            37,634,628

Deductions from net
     assets attributed to
     withdrawals                   (16,303,507)         (20,684,225)        (32,267,620)          (22,921,894)           (9,807,579)
Interfund transfers                 (4,679,849)         (40,768,536)         (7,130,373)           42,310,081            (6,406,964)
                                   -----------          -----------         -----------           -----------           -----------
     Net increase                   13,182,847           45,359,904          56,818,395           162,714,838            21,420,085

Net assets available for
     benefits at:
     Beginning of year             203,870,302          341,288,650         399,197,857           206,696,680           102,484,862
                                   -----------          -----------         -----------           -----------           -----------
     End of year                  $217,053,149         $386,648,554        $456,016,252          $369,411,518          $123,904,947
                                   ===========          ===========         ===========           ===========           ===========



                                 EDS 401(k) PLAN

                          Notes to Financial Statements



7. Allocation of Changes in Plan Assets and Liabilities to Investment Programs (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1998:

                                                                                                                         Vanguard
                                   Vanguard Growth                    Vanguard       Vanguard Money                       Federal
                                     and Income         Vanguard        Bond         Market Reserves-    Vanguard          Money
                                     Portfolio          Explorer       Index         Prime Portfolio     500 Index         Market
                                        Fund              Fund          Fund              Fund             Fund            Fund
                                   --------------     ------------    ----------     ---------------    -----------     ----------
Additions to net assets
  attributed to
  investment income:
     Net appreciation
      (depreciation)
      in fair value
      of investments               $ 35,911,761       $ 1,588,708     $   218,379     $         --        $    167       $     --
       Interest                              --                --              --        4,995,690              --             64
       Dividends                     13,740,094           399,992       1,065,001               --              19             --
                                    -----------        ----------      ----------      -----------         -------         ------
     Total                           49,651,855         1,988,700       1,283,380        4,995,690             186             64

Contributions                        42,173,629        12,577,647       3,991,419        9,012,535           7,088             --
Net assets transferred
     from other plans                    70,682            16,643              24       64,692,808              --             --
                                    -----------        ----------      ----------      -----------         -------         ------
     Total additions                 91,896,166        14,582,990       5,274,823       78,701,033           7,274             64

Deductions from net
     assets attributed to
     withdrawals                    (18,444,477)       (2,995,256)     (1,144,514)     (13,137,235)             --             --
Interfund transfers                  36,705,816          (255,791)     10,990,606      (31,152,777)        184,193         14,023
                                    -----------        ----------      ----------      -----------         -------         ------
     Net increase                   110,157,505        11,331,943      15,120,915       34,411,021         191,467         14,087

Net assets available for
     benefits at:
      Beginning of year             179,214,612        35,432,785       9,444,561       68,057,679              --             --
                                    -----------        ----------      ----------      -----------         -------         ------
     End of year                   $289,372,117       $46,764,728     $24,565,476     $102,468,700        $191,467        $14,087
                                    ===========        ==========      ==========      ===========         =======         ======


                                 EDS 401(k) PLAN

                          Notes to Financial Statements




7. Allocation of Changes in Plan Assets and Liabilities to Investment Programs (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1998:

                                 Vanguard LifeStrategy     Vanguard     Vanguard LifeStrategy
                                 Conservative Growth     LifeStrategy      Moderate Growth
                                         Fund            Growth Fund            Fund             Loan Fund            Total
                                 ---------------------   ------------   ---------------------    ---------            -----
Additions to net assets
  attributed to
  investment income:
    Net appreciation
    (depreciation) in fair
    value of investments               $ --                $    35            $    10           $        --     $  180,354,993
       Interest                          --                     --                 --             4,471,519         22,039,112
       Dividends                         --                     30                 23                    --         94,928,371
                                        ---                 ------            -------            ----------      -------------
     Total                               --                     65                 33             4,471,519        297,322,476

Contributions                            43                  2,443              1,406           (32,159,644)       218,531,043
Net assets transferred
     from other plans                    --                     --                 --             3,253,426         68,334,657
                                        ---                 ------            -------            ----------      -------------
     Total additions                     43                  2,508              1,439           (24,434,699)       584,188,176

Deductions from net
     assets attributed to
     withdrawals                         --                     --                 --            25,800,266       (111,906,041)
Interfund transfers                      --                 76,176            113,395                    --                 --
                                        ---                 ------            -------            ----------      -------------
     Net increase                        43                 78,684            114,834             1,365,567        472,282,135

Net assets available
     or benefits at:
     Beginning of year                   --                     --                 --            54,628,090      1,600,316,078
                                        ---                 ------            -------            ----------      -------------
     End of year                       $ 43                $78,684           $114,834           $55,993,657     $2,072,598,213
                                        ===                =======            =======            ==========      =============


                                 EDS 401(k) PLAN

                          Notes to Financial Statements


7. Allocation of Changes in Plan Assets and Liabilities to Investment Programs (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1997:

                                                                                                                       Vanguard
                                                                                                Vanguard U.S.       International
                                                                               Vanguard        Growth Portfolio    Growth Portfolio
                                         Income Fund     EDS Stock Fund     Wellington Fund         Fund                 Fund
                                         -----------     --------------     ---------------    ----------------    ----------------
Additions to net assets
     attributed to
     investment income:
       Net appreciation
        (depreciation) in fair
         value of investments          $         --       $  9,651,380       $  40,295,468      $  30,219,406       $ (1,352,350)
       Interest                          12,261,069                 --                  --                 --                 --
       Dividends                                 --          4,774,474          33,574,035          7,973,775          4,362,207
                                        -----------        -----------         -----------        -----------        -----------
     Total                               12,261,069         14,425,854          73,869,503         38,193,181          3,009,857

Contributions                            16,930,974         29,364,685          34,634,867         30,246,631         17,109,219
Net assets transferred
     from other plans                        45,879              4,287              22,715             25,652             13,383
                                        -----------        -----------         -----------        -----------        -----------
     Total additions                     29,237,922         43,794,826         108,527,085         68,465,464         20,132,459

Deductions from net
     assets attributed to
     withdrawals                        (13,820,354)       (14,953,765)        (21,165,110)       (12,655,272)        (7,323,968)
Interfund transfers                     (13,221,339)       (43,989,420)           (623,695)        16,648,396          1,321,060
                                        -----------        -----------         -----------        -----------        -----------
     Net increase (decrease)              2,196,229        (15,148,359)         86,738,280         72,458,588         14,129,551

Net assets available for
     benefits at:
     Beginning of year                  201,674,073        356,437,009         312,459,577        134,238,092         88,355,311
                                        -----------        -----------         -----------        -----------        -----------
     End of year                       $203,870,302       $341,288,650        $399,197,857       $206,696,680       $102,484,862
                                        ===========        ===========         ===========        ===========        ===========


                                 EDS 401(k) PLAN

                          Notes to Financial Statements


7. Allocation of Changes in Plan Assets and Liabilities to Investment Programs (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1997:


                                   Vanguard                                        Vanguard
                                  Growth and         Vanguard       Vanguard      Money Market
                                    Income           Explorer         Bond        Reserves-Prime
                                 Portfolio Fund        Fund        Index Fund     Portfolio Fund      Loan Fund      Total
                                 --------------    -------------   ----------     ---------------     ---------      -----

Additions to net assets
     attributed to
     investment income:
       Net appreciation
         (depreciation) in
          fair value of
          investments             $ 18,549,721      $    12,996     $  178,304    $        --       $        --     $   97,554,925
       Interest                             --               --             --      3,272,335         4,408,554         19,941,958
       Dividends                    20,691,384        3,437,770        392,015             --                --         75,205,660
                                   -----------       ----------      ---------     ----------        ----------      -------------
     Total                          39,241,105        3,450,766        570,319      3,272,335         4,408,554        192,702,543

Contributions                       21,142,593        7,646,001      1,650,241      5,709,911           111,390        164,546,512
Net assets transferred
     from other plans                    4,053               --             --     16,520,129         1,142,675         17,778,773
                                   -----------       ----------      ---------     ----------        ----------      -------------
     Total additions                60,387,751       11,096,767      2,220,560     25,502,375         5,662,619        375,027,828

Deductions from net
     assets attributed to
     withdrawals                    (9,245,876)      (1,973,085)      (500,458)   (10,561,617)       (3,725,198)       (95,924,703)
Interfund transfers                 31,112,797        5,238,150      3,553,369      1,331,593        (1,370,911)                --
                                   -----------       ----------      ---------     ----------        ----------      -------------
     Net increase (decrease)        82,254,672       14,361,832      5,273,471     16,272,351           566,510        279,103,125

Net assets available
     for benefits at:
      Beginning of year             96,959,940       21,070,953      4,171,090     51,785,328        54,061,580      1,321,212,953
                                   -----------       ----------      ---------     ----------        ----------      -------------
     End of year                  $179,214,612      $35,432,785     $9,444,561    $68,057,679       $54,628,090     $1,600,316,078
                                   ===========       ==========      =========     ==========        ===========     =============

                                                          EDS 401(k) PLAN

                                     Line 27a-Schedule of Assets Held for Investment Purposes

                                                         December 31, 1998

                                                     Description of Investment
                                                     -------------------------

                                                                 Rate of          Number of                            Current
           Identity of Party                Maturity Date        Interest       Shares or Units        Cost             Value
           -----------------                -------------        --------       ---------------        ----            -------

Income Fund:
  Synthetic investment contracts:
     AIG Financial Products #129863              --               6.57%              --            $ 17,440,842       $ 18,018,070
     AIG Financial Products #210411            9/30/01            5.14%              --               9,996,912          9,964,732
     Cassie des Depots et Consignations
       #338-01                                 7/31/02            6.23%              --               7,395,511          7,922,625
       #338-02                                12/31/02            5.96%              --               7,920,341          8,584,059
       #1338-01                                3/31/00            6.12%              --              34,390,727         30,074,400
       #1338-02                                6/30/00            7.39%              --              10,756,460         11,009,104
     Rabobank
       #089501                                                    6.25%              --              18,185,398         18,721,468
       #069701                                12/31/00            6.42%              --               5,501,957          5,621,354
     State Street Bank                           --               6.12%              --              11,825,549         12,094,311
     Union Bank of Switzerland
       #2081                                     --               6.66%              --              28,710,905         30,254,910
       #2107                                     --               6.68%              --              18,884,282         19,532,786
     West Landesbank                             --               6.31%              --              16,790,237         17,271,007
     Wrap agreements                             --              Various             --                 170,573         (1,099,132)
  Other investment contracts:
     John Hancock Mutual Life Ins.             6/30/99            6.98%              --              10,853,061         10,853,061
     Vanguard Money Market
       Reserves - Prime Portfolio (no
       guaranteed rate) (2)                      --                 --               --              18,230,394         18,230,394
                                                                                                    -----------        -----------
Total Income Fund                                                                                  $217,053,149       $217,053,149

(1)  The interest rate will be adjusted quarterly.
(2)  The interest rate was 4.94% at December 31, 1998

See accompanying independent auditors' report.                                                                          continued


                                                          EDS 401(k) PLAN

                                     Line 27a-Schedule of Assets Held for Investment Purposes

                                                         December 31, 1998

                                                     Description of Investment
                                                     -------------------------

                                                                 Rate of          Number of                            Current
           Identity of Party                Maturity Date        Interest       Shares or Units        Cost             Value
           -----------------                -------------        --------       ---------------        ----            -------

EDS Stock Fund*                                  --                 --             7,694,499        269,432,690        386,648,554

Vanguard/Wellington Fund*                        --                 --            15,537,181        383,681,277        456,016,252

Vanguard U.S. Growth Portfolio*                  --                 --             9,853,601        261,974,804        369,411,518

Vanguard International Growth
    Portfolio*                                   --                 --             6,601,223        103,976,006        123,904,947

Vanguard Growth and Income
    Portfolio*                                   --                 --             9,407,416        229,820,448        289,372,117

Vanguard Explorer Fund*                          --                 --               824,629         44,803,868         46,764,728

Vanguard Bond Index Fund*                        --                 --             2,391,965         24,237,247         24,565,476

Vanguard Money Market Reserves -                 --                 --           102,468,700        102,468,700        102,468,700
    Prime Portfolio*

Vanguard 500 Index Fund*                         --                 --                 1,680            191,301            191,467

Vanguard Federal Money Market Fund*              --                 --                14,087             14,087             14,087

Vanguard LifeStrategy Conservative               --                 --                     3                 43                 43
    Growth Fund*

Vanguard LifeStrategy Growth Fund*               --                 --                 4,188             78,649             78,684

Vanguard LifeStrategy Moderate                   --                 --                 6,811            114,824            114,834
    Growth Fund*

Loan Fund*                                       --           7.75% to 8.5%               --         55,993,657         55,993,657
                                                                                                  -------------      -------------

                      Total Assets Held for Investment Purposes                                  $1,693,840,750     $2,072,598,213
                                                                                                  =============      =============

*  Parties In Interest
See accompanying independent auditors' report.


                                                     EDS 401(k) PLAN

                                     Line 27d - Schedule of Reportable Transactions

                                          For the Year Ended December 31, 1998


 Identity of Party                                             Number of               Purchase
      Involved                Description of Asset            Transactions               Price                  Selling Price
 ------------------           --------------------            ------------            ----------                -------------

EDS                   Company Stock Fund:
                        EDS Stock Fund
                          (EDS Common Stock)                      252                 $141,827,979               $         --

                        EDS Stock Fund                            252                           --                153,724,212
                          (EDS Common Stock)

Various               Fixed Principal Investment Fund:
                          Income Fund                             256                   68,017,279                         --
                          Income Fund                             252                           --                 54,426,271

                      Mutual Funds:
Vanguard*             Vanguard/Wellington Fund
                          (Stock and Bond Fund)                   252                  135,797,233                         --
                      Vanguard/Wellington Fund
                          (Stock and Bond Fund)                   252                           --                 76,798,826

Vanguard*             Vanguard Money Market Reserves-
                          Prime Portfolio
                          (Money Market Fund)                     256                  184,896,968                         --
                      Vanguard Money Market Reserves-
                          Prime Portfolio
                          (Money Market Fund)                     252                           --                151,159,981

Vanguard*             Vanguard U.S. Growth Portfolio
                          (Stock Fund)                            252                  167,089,349                         --
                      Vanguard U.S. Growth Portfolio
                          (Stock Fund)                            252                           --                 75,414,903

Vanguard*             Vanguard International Growth
                          Portfolio (Stock Fund)                  252                   44,741,328                         --
                      Vanguard International Growth
                          Portfolio (Stock Fund)                  252                           --                 38,086,546

Vanguard*             Vanguard Growth and Income
                          Portfolio (Stock Fund)                  252                  132,268,267                         --
                      Vanguard Growth and Income
                          Portfolio (Stock Fund)                  252                           --                 57,557,049

*Parties in interest

See accompanying independent auditors' report.                                                              continued


                                                     EDS 401(k) PLAN

                                     Line 27d - Schedule of Reportable Transactions

                                          For the Year Ended December 31, 1998


                                                                                              Current Value
   Identity of                                                                                 of Asset on           Net Gain
  Party Involved         Description of Asset                         Cost of Asset          Transaction Date        or (Loss)
  --------------         --------------------                         -------------          ----------------        ---------

EDS*                 Company Stock Fund:
                         EDS Stock Fund
                         (EDS Common Stock)                          $141,827,979               $141,827,979        $        --


                         EDS Stock Fund
                         (EDS Common Stock)                           153,724,212                139,248,478         14,475,736

Various              Fixed Principal Investment Fund:
                         Income Fund                                   68,017,279                 68,017,279                 --
                         Income Fund                                   54,426,271                 54,426,271                 --

                     Mutual Funds:
Vanguard*            Vanguard/Wellington Fund
                         (Stock and Bond Fund)                        135,797,233                135,797,233                 --
                     Vanguard/Wellington Fund
                         (Stock and Bond Fund)                         76,798,826                 62,955,159         13,843,667

Vanguard*            Vanguard Money Market Reserves -
                         Prime Portfolio
                         (Money Market Fund)                          184,896,968                184,896,968                 --
                     Vanguard Money Market Reserves -
                         Prime Portfolio
                         (Money Market Fund)                          151,159,981                151,159,981                 --

Vanguard*            Vanguard U.S. Growth Portfolio
                         (Stock Fund)                                 167,089,349                167,089,349                 --
                     Vanguard U.S. Growth Portfolio
                         (Stock Fund)                                  64,595,993                 75,414,903         10,818,920

Vanguard*            Vanguard International Growth
                         Portfolio (Stock Fund)                        44,741,328                 44,741,328                 --
                     Vanguard International Growth
                         Portfolio (Stock Fund)                        34,783,774                 38,086,546          3,302,772

Vanguard*            Vanguard Growth and Income
                        Portfolio (Stock Fund)                        132,268,267                132,268,267                 --
                     Vanguard Growth and Income
                        Portfolio (Stock Fund)                         52,180,780                 57,557,049          5,376,269

*Parties in interest

See accompanying independent auditors' report.